UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2025

Chun Kwok Stanley Ting
Chief Executive Officer
JM Group Ltd
Unit 812, 8/F, Harbour Center Tower 1
1 Hok Cheung Street, Hung Hom, Kowloon
Hong Kong

Re: JM Group Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted May 28, 2025
CIK No. 0002049717

Dear Chun Kwok Stanley Ting:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 1 and reissue in part. Please revise your disclosure to state that your holding company corporate structure involves a unique risk to investors.

Prospectus Summary
Business Overview
Our Supplying Manufacturers, page 2

2. We note your response to prior comment 5 including that, with the exception of a labor outsourcing agreement with one of your major manufacturers, you do not enter into written contracts with your supplying manufacturers. Please revise your disclosure to describe the material terms of the labor outsourcing agreement referred to here (e.g., duration). Additionally, please consider filing this agreement under Item 601(b)(10) of Regulation S-K.

Risk Factors
Risks Related to Our Business
We made a portion of our sales through a third-party sales agent..., page 25

3. We note your response to prior comment 22, including revisions to include a related risk factor. Please further revise your disclosure here and where appropriate to briefly discuss the material terms of the agreement with your one (1) third-party U.S. sales agent (e.g., commission rate, duration, etc.). We also note that you entered into a written contract with your third-party sales agent in 2022. Please consider filing this agreement as an exhibit under Item 601(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the Year Ended September 30, 2023, compared to Year Ended September 30, 2024, page 72

4. As previously requested in prior comment 18, please expand your discussion of results of operations to provide quantified explanations for the material changes in interest expense, net, other income, and other expense. Refer to Item 4(a) of Form F-1, Item 5 of Form 20-F, and SEC Interpretive Release No. 33-8350.

Notes to Consolidated Financial Statements
Note 15 - Taxes, page F-23

5. We note your disclosure revisions on page F-24 in response to prior comment 29. Please further revise to reconcile the income tax benefit computed at statutory rate to the effective income tax expenses for 2023.

Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Zhuoyao (Joy) Hui